                       UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, D.C. 20549                                      ----------------------------------------
                                                                                            OMB APPROVAL
                       FORM N-17f-2                                           ----------------------------------------
                                                                                  OMB NUMBER             3235-0360
    Certificate of Accounting of Securities and Similar                           EXPIRES:           JULY 31, 1994
               Investments in the Custody of                                      ESTIMATED AVERAGE BURDEN
              Management Investment Companies                                     HOURS PER RESPONSE..........0.05
                                                                              ----------------------------------------
         Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

----------------------------------------------------------------------------------------------------------------------
1.  Investment Company Act File Number:                                           Date examination completed:

811-02357                                                                         NOVEMBER 27, 1998
----------------------------------------------------------------------------------------------------------------------
2.  State identification Number:

      ----------------------------------------------------------------------------------------------------------------
      AL                 AK                 AZ                 AR                 CA                CO
      ----------------------------------------------------------------------------------------------------------------
      CT                 DE                 DC                 FL                 GA                HI
      ----------------------------------------------------------------------------------------------------------------
      ID                 IL                 IN                 IA                 KS                KY
      ----------------------------------------------------------------------------------------------------------------
      LA                 ME                 MD                 MA                 MI                MN
      ----------------------------------------------------------------------------------------------------------------
      MS                 MO                 MT                 NE                 NV                NH
      ----------------------------------------------------------------------------------------------------------------
      NJ                 NM                 NY                 NC                 ND                OH
      ----------------------------------------------------------------------------------------------------------------
      OK                 OR                 PA                 RI                 SC                SD
      ----------------------------------------------------------------------------------------------------------------
      TN                 TX                 UT                 VT                 VA                WA
      ----------------------------------------------------------------------------------------------------------------
      WV                 WI                 WY                 PUERTO RICO
      ----------------------------------------------------------------------------------------------------------------
      Other (specify):
----------------------------------------------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement:

----------------------------------------------------------------------------------------------------------------------
    CURRENT INCOME SHARES, INC.

----------------------------------------------------------------------------------------------------------------------
4.  Address of principal executive officer (number, street, city, state, zip code)
    445 SOUTH FIGUEROA STREET, LOS ANGELES, CALIFORNIA 90071
----------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

    DELOITTE &
        TOUCHE
--------------                --------------------------------------------------
          [GRAPHIC]           DELOITTE & TOUCHE LLP    Telephone: (415) 783-4000
                              50 Fremont Street        Facsimile: (415) 783-4329
                              San Francisco, California 94105-2230



Current Income Shares, Inc.
445 S. Figueroa Street
Los Angeles, California  90071

To the Board of Directors:

We have examined management's assertion that "Current Income Shares, Inc. (the "Fund") was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of November 27, 1998 with respect to securities reflected in the investment account of the Fund." Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 27, 1998:

- Confirmation of all securities held by The Depository Trust Company, the Federal Reserve Bank and Citibank, N.A. in book entry form without prior notice to management

- Reconciliation of all such securities to the books and records of the Fund and the Custodian (The Union Bank of California, N.A.)

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 27, 1998 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.



---------------
DELOITTE TOUCHE
TOHMATSU
---------------

This report is intended solely for the information and use of management of the Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ Deloitte & Touche LLP

September 24, 1999